Exhibit (a)(6)

CONTACTS:

MEDIA:
Kathleen Detwiler
(412) 762-4550
corporate.communications@pnc.com

INVESTORS:
William H. Callihan
(412) 762-8257
investor.relations@pnc.com

                   PNC'S PREFERRED STOCK SERIES F TENDER OFFER EXPIRES

      PITTSBURGH, April 4, 2001 - The PNC Financial Services Group, Inc. (NYSE:
PNC) announced today that its offer to purchase any and all of its Fixed/Adjustable Rate Noncumulative Series F Preferred Stock expired as scheduled at 5:00 p.m., New York City time, on April 3, 2001. PNC has accepted all validly tendered shares. Out of the 6 million shares outstanding, 1.901 million shares were tendered. Payment for the tender shares is expected to be made April 5, 2001.

      Merrill Lynch & Co acted as the dealer manager for the tender offer. Questions or requests for assistance may be directed to Merrill Lynch at (888) 654-8637.

      The PNC Financial Services Group, Inc., headquartered in Pittsburgh, is one of the nation's largest diversified financial services organizations, providing regional banking, corporate banking, real estate finance, asset-based lending, wealth management, asset management and global fund services.

                                      # # #

      The PNC Financial Services Group
      One PNC Plaza   249 Fifth Avenue    Pittsburg    Pennsylvania    1222 2707
      www.pnc.com